SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                       PEGASUS COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   705904 10 0
                                 (CUSIP Number)


                                                           Copy to:
       Richard D. Summe                             Louis G. Martine, Esq.
  11790 East State Road 334                           Barnes & Thornburg
Zionsville, Indiana 46077-9399                   1313 Merchants Bank Building
        (317) 873-6914                         11 S. Meridian Street, Suite 1313
                                                  Indianapolis, Indiana 46204
                                                        (317) 236-1313

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 705904 10 0                                        Page  2  of 7 Pages
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1          NAME OF REPORTING PERSON                             Richard D. Summe
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         ###-##-####
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b) |_|
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3          SEC USE ONLY
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4          SOURCE OF FUNDS                                                    OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
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6          CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.
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       NUMBER OF      7            SOLE VOTING POWER                     275,969
        SHARES       -----------------------------------------------------------
     BENEFICIALLY     8            SHARED VOTING POWER                         0
       OWNED BY      -----------------------------------------------------------
         EACH         9            SOLE DISPOSITIVE POWER                275,969
       REPORTING     -----------------------------------------------------------
        PERSON       10            SHARED DISPOSITIVE POWER                    0
         WITH        -----------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             275,969
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                     |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             4.8%*
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14         TYPE OF REPORTING PERSON
                             IN

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* Pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, 5,739,842 shares of Class A Common Stock, $0.01 par value, were outstanding as of November 11, 1997.

ITEM 1.           SECURITY AND ISSUER.

          Title of Security:     Class A Common Stock, $0.01 Par Value Per Share

          Issuer:                Pegasus Communications Corporation


                                 c/o Pegasus Communications Management Company 5 Radnor Corporate Center
                                 100 Matsonford Road, Suite 454
                                 Radnor, Pennsylvania 19087


ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Richard D. Summe

         (b)      11790 East State Road 334
                  Zionsville, Indiana 46077-9399

         (c)      Investments

         (d)-(e) During the last five years, Mr. Summe (i) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (f)      U.S.A.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Summe originally acquired the 284,719 shares of Class A Common Stock, $0.01 par value per share (the "Class A Shares"), of Issuer pursuant to the acquisition (the "Merger") of DBS of Indiana, Inc., an Indiana corporation ("DBS"), by Issuer. The Merger was effected pursuant to an Agreement and Plan of Merger, dated January 21, 1997, by and among Issuer, Pegasus Satellite Television of Indiana, Inc., a wholly-owned subsidiary of Issuer ("PSTI"), and DBS (the "Agreement").

         Upon consummation of the Merger on January 31, 1997, all of the issued and outstanding shares of common stock, no par value, of DBS (the "DBS Stock") were converted into (1) cash in an aggregate amount equal to approximately $5.3 million and (2) Class A Shares having an aggregate Closing Value of $5.6 million. Pursuant to the terms of the Agreement, "Closing

Value" was defined as the last reported sale price of the Class A Shares between a buyer and a seller that are not affiliates of Issuer on the Nasdaq National Market System on the third business day before the closing date, or, if no such sale is made on such day, the average of the closing bid and asked price on such system on such day. As such, the Closing Value per share in the Merger was $12.00.

     Prior to the Merger, Mr. Summe owned 2,740 shares (61.01%) of the 4,491 issued and outstanding shares of DBS Stock. Therefore, Mr. Summe received $3,256,143 in cash and 284,719 Class A Shares as Merger consideration.

     Prior to the Merger, Mr. Summe purchased 4,000 additional Class A Shares in the open market.

     On December 30, 1997, Mr. Summe gifted an aggregate of 12,750 Class A Shares to four churches. As such, as of that date, Mr. Summe beneficially owns 275,969 Class A Shares.


ITEM 4.           PURPOSE OF TRANSACTION.

         (a)  -  (j)  Prior  to   consummation   of  the   Merger,   DBS  was  a
privately-owned provider of DIRECTV services. Pursuant to its operating and acquisition strategy, Issuer contacted DBS concerning the possible acquisition of DBS by Issuer. Negotiations between the two parties ensued until the Agreement was finalized. The Merger was consummated on January 31, 1997; and, as described above in response to Item 3, the consideration paid to the shareholders of DBS in the Merger included Class A Shares.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Summe beneficially owns 275,969 Class A Shares, which represent approximately 4.8% of all issued and outstanding Class A Shares. Mr. Summe is the sole owner of these Class A Shares.

          (b)  Sole Voting Power:                 275,969
               Shared Voting Power:                     0
               Sole Dispositive Power:            275,969
               Shared Dispositive Power:                0

          (c) On December 30, 1997, Mr. Summe gifted an aggregate of 12,750 Class A Shares to four churches. As such, as of that date, Mr. Summe beneficially owns 275,969 Class A Shares, which represent approximately 4.8% of all issued and outstanding Class A Shares. Since Mr. Summe no longer beneficially owns more than 5.0% of the outstanding Class A Shares, he no longer is subject to the reporting requirements of Rules 13d-1 to 13d-6 of the Securities Exchange Act of 1934, as amended.

         (d)      Not applicable

         (e)      December 30, 1997


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As part of the consummation of the Merger and pursuant to the provisions of the Agreement, Mr. Summe and the other former shareholders of DBS entered into an Escrow Agreement with Issuer, PSTI and Schroder Bank & Trust Company, as Escrow Agent (the "Escrow Agreement"). Pursuant to the provisions of the Escrow Agreement, Mr. Summe deposited into escrow 35,588 of his Class A Shares with the Escrow Agent to insure DBS' indemnification obligations to Issuer under the Agreement. Mr. Summe maintains sole voting and dispositive power over these Class A Shares.

         Also as part of the consummation of the Merger and pursuant to the provisions of the Agreement, Mr. Summe and the other former shareholders of DBS entered into a Stockholders' Agreement with Issuer (the "Stockholders' Agreement"). Pursuant to the provisions of the Stockholders' Agreement and upon certain conditions described therein, Mr. Summe has the option to have his Class A Shares included in any registration by the Issuer of Class A Shares (or securities convertible into or exchangeable for, or options to purchase, Class A Shares) under the Securities Act of 1933, as amended (the "1933 Act").

         In addition, pursuant to the provisions of the Stockholders' Agreement, whenever, during the period ending January 31, 1999 (unless the holding period under Rule 144 under the 1933 Act shall be reduced to a shorter period, in which case during such shorter period), Mr. Summe desires to sell or transfer any of his Class A Shares in a private transaction exempt from registration under the 1933 Act and applicable "blue sky" laws, Issuer shall have a 30-day option to purchase such Class A Shares for the price being offered in the private transaction. If such option is unexercised within 30 days, Mr. Summe can sell or transfer such Class A Shares in the private transaction.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


          1. Agreement and Plan of Merger, dated as of January 21, 1997, by and among Pegasus Communications Corporation, Pegasus Satellite Television of Indiana, Inc. and DBS of Indiana, Inc. (incorporated by reference to the Schedule 13D filed with the Commission by Mr. Summe on February 10, 1997)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 16, 1998



                                                     /s/ Richard D. Summe
                                                     ---------------------------
                                                     Richard D. Summe